

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

<u>Via E-mail</u>
Ms. Pamela Sergeeff
General Counsel
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

> **Re:** **Rovi Corporation**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed April 21, 2015**
> **File No. 000-53413**

Dear Ms. Sergeeff:

We have reviewed your filings and have the following comment.

1. Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

   - " … Engaged Capital has continued to seek control of key strategic decisions through more covert means …."

   - "… Engaged Capital's position is misleading." (slide 6)

   - "Engaged Capital's criticisms are misleading and outdated." (slide 13)

You may contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Jon Gavenman, Esq.
        Cooley LLP